SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549



                               SCHEDULE 14D-9

             SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
          SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)

                      MCNEIL REAL ESTATE FUND XX, L.P.
                         (Name of Subject Company)

                           MCNEIL INVESTORS, INC.
                           MCNEIL PARTNERS, L.P.
                     (Name of Person Filing Statement)



                   UNITS OF LIMITED PARTNERSHIP INTEREST
                       (Title of Class of Securities)



                               NOT APPLICABLE
                   (CUSIP Number of Class of Securities)



                               RON K. TAYLOR
                                 PRESIDENT
                           MCNEIL INVESTORS, INC.
                         13760 NOEL ROAD, SUITE 600
                            DALLAS, TEXAS 75240
                               (972) 448-5800
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                              with copies to:


            MARTHA E. MCGARRY, ESQ.                    W. SCOTT WALLACE, ESQ.
   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP              HAYNES & BOONE, LLP
               FOUR TIMES SQUARE                           901 MAIN STREET
           NEW YORK, NEW YORK 10036                      DALLAS, TEXAS 75202
                (212) 735-3000                             (214) 651-5000




         McNeil Real Estate Fund XX, L.P., a California limited partnership (the "Partnership"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") initially filed with the Securities and Exchange Commission on January 25, 2000, relating to the unsolicited tender offer (the "Bond Offer") described in a Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on January 13, 2000, as amended by Amendment No. 1 thereto filed on January 18, 2000, as further amended by Amendment No. 2 thereto filed on January 28, 2000 (as amended, the "Schedule 14D-1"), by Bond Purchase, LLC, a Missouri limited liability company ("Bond Purchase").

ITEM 2. TENDER OFFER OF THE BIDDER.

        Item 2 is hereby amended and supplemented as follows:

        On January 26, 2000, Bond Purchase released the following press release:

        Bond Purchase, L.L.C. Announces Increased Per Unit
        Price of $110 for Tender Offer for
        Limited Partner Units of McNeil Real
        Estate Fund XX, L.P.

        KANSAS CITY, Mo., Jan. 26 /PRNewswire/ -- Bond Purchase, L.L.C. today announced that it has increased its cash tender offer price for any and all outstanding limited partner units of McNeil Real Estate Fund XX, L.P. (the "Partnership") from $100 per unit to $110 per unit.

        Bond Purchase commenced its tender offer on January 13, 2000. The offer will expire at 12 p.m. EDT on February 11, 2000, unless extended.

        Bond Purchase's offer provides the Partnership's limited partners a $10 per unit increase, representing a 10% increase over the original cash tender offer price and a 4.8% premium over the price to be paid pursuant to the merger proposed by the general partner of the Partnership, McNeil Partners, L.P. pursuant to an acquisition agreement entered into by McNeil Partners and WXI/McNeil Realty, L.L.C. (the "Whitehall Transaction"). McNeil Partners recently announced an increase of the price to be paid in the Whitehall Transaction from $92 to $105 per unit in response to Bond Purchase's tender offer. McNeil Partners has scheduled a special meeting of limited partners of the Partnership to vote on the Whitehall Transaction for Wednesday, February 2, 2000.

        Bond Purchase said that the offer is conditioned upon, among other things, the tender to Bond Purchase of approximately 25% of the Partnership's limited partner units and the Whitehall Transaction not being approved.

        All limited partners who have previously tendered will automatically receive $110 per unit if the offer is consummated.

        Georgeson & Co. is serving as information agent for the offer.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Bond Purchase. The offer is made solely by Bond Purchase's Offer to Purchase dated January 13, 2000 and the related letter of transmittal.

        For more information, Bond Purchase, L.L.C., 816-421-4670, or fax, 816-221-1829.

        SOURCE Bond Purchase, L.L.C.

        CONTACT: Bond Purchase, L.L.C., 816-421-4670, or fax, 816-221-1829

                                 * * * * *

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

        Item 4 is hereby amended and supplemented as follows:

        As described in the press release set forth in Item 2 above, Bond Purchase has increased its tender offer price for Units of the Partnership to $110 per Unit (the "Increased Bond Offer").

        THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF MCNEIL INVESTORS, INC. (THE "SPECIAL COMMITTEE") HAS CAREFULLY CONSIDERED THE INCREASED BOND OFFER AND HAS DETERMINED THAT THE INCREASED BOND OFFER DOES NOT REPRESENT A "SUPERIOR ACQUISITION PROPOSAL", AS COMPARED TO THE REVISED WHITEHALL TRANSACTION WITH RESPECT TO THE PARTNERSHIP, AND HAS RECOMMENDED TO THE BOARD OF DIRECTORS THAT THE BOARD REJECT THE INCREASED BOND OFFER AND REAFFIRM ITS RECOMMENDATION OF THE REVISED WHITEHALL TRANSACTION TO THE HOLDERS OF UNITS OF THE PARTNERSHIP. THE BOARD OF DIRECTORS HAS ACCEPTED THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND RESOLVED TO REJECT THE INCREASED BOND OFFER AND TO REAFFIRM ITS RECOMMENDATION THAT HOLDERS APPROVE THE WHITEHALL TRANSACTION, AS REVISED TO DATE.

REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION

        On January 26, 2000, after the Special Committee's review of the Bond Offer and the revised Whitehall Transaction and its rejection of the Bond Offer, Bond Purchase announced the Increased Bond Offer.

        After learning of the Increased Bond Offer late in the day on Wednesday, January 26, 2000, the Special Committee sought to obtain a copy of the Bond Purchase announcement, which it received on Thursday morning, January 27. During the day of January 27, the Special Committee consulted with its counsel and its financial advisor regarding the Increased Bond Offer and the comparison of the revised Whitehall Transaction and the Increased Bond Offer. The Special Committee directed its counsel to contact Bond Purchase by telephone to request that Bond Purchase specifically respond to previous requests from the Special Committee that Bond Purchase, among other things, provide its financial statements to the Special Committee and to Holders of Units in connection with their decision of whether or not to tender to Bond Purchase. Counsel for the Special Committee thereupon spoke by telephone with Mr. David L. Johnson, the representative of Bond Purchase, and Mr. Rob Thompson, counsel to Bond Purchase. Counsel for Bond Purchase advised that Bond Purchase would respond only to written requests from the Special Committee, and would do so only in writing. Accordingly, on Thursday evening, January 27, counsel sent a letter on behalf of the Special Committee, setting forth its requests. The text of the Special Committee's letter of January 27, 2000 is set forth hereafter.

                                 * * * * *




                                January 27, 2000

Via Facsimile

Mr. David L. Johnson
Bond Purchase, LLC
1100 Main, Suite 2100
Kansas City, MO  64105

               Re:    McNeil Real Estate Fund XX, L.P.

Dear Mr. Johnson:

        This letter will confirm our telephone conversation of today with you and your counsel, in which your counsel advised that you would only respond, in writing, to written questions from the Special Committee.

        As we explained, the Special Committee has today received a copy of yesterday's press release by Bond Purchase LLC, in which you announced that Bond Purchase has increased its tender offer price for Fund XX to $110 per Unit. The Special Committee will be meeting with its counsel and financial advisor tomorrow to determine what its response will be to your increased offer, and prior to that meeting the Special Committee would like to ask you once again for your response to certain of the questions posed to you in paragraphs 1, 3 and 4 of my letter to you of January 12, 2000, which remain unanswered. Specifically, we would like to be advised of your plans with respect to any holders of Units in Fund XX which are not tendered to you, and would like to receive current financial statements of Bond Purchase.

        When we spoke, you stated that you would respond to our requests by 1:00 P.M. Kansas City time on January 28, 2000, and we look forward to a response by that time.

                                    Very truly yours,

                                    /s/ Ralph C. Walker
                                    Ralph C. Walker

                                 * * * * *

        The Special Committee also directed its counsel to contact representatives of McNeil Partners and WXI/McN Realty by telephone, to ascertain whether either had any response to the Increased Bond Offer which it wished the Special Committee to consider in connection with its deliberations. On the evening of January 27, 2000, counsel to the Special Committee spoke to a representative of McNeil Partners, who advised that McNeil Partners did not at that time intend to increase further the price offered in the Whitehall Transaction. On the morning of January 28, 2000, counsel to the Special Committee spoke by telephone with a representative of WXI/McNeil Realty, who stated that WXI/McN Realty had no intention at that time of increasing further the proposed merger consideration to the Holders.

        Late in the morning (California time) on January 28, the Special Committee met by telephone with its counsel and its financial advisor and reviewed the Increased Bond Offer, the responses from McNeil Partners and WXI/McN Realty and a letter received during the meeting from Bond Purchase, responding to the Special Committee's letter of January 27, 2000.

        In its deliberations, the Special Committee again reviewed the entire background of the Whitehall Transaction, including (a) the origin of the provision in the Limited Partnership Agreement of the Partnership that McNeil Partners must liquidate the Partnership's properties and terminate the Partnership by December 31, 1999; (b) the September 1998 settlement of class action litigation which included a commitment by McNeil Partners to market the McNeil Partnerships, including the Partnership, through a fair and impartial bidding process overseen by a national investment banking firm, and the subsequent review and approval by counsel to the plaintiffs in the class action, with the assistance of an independent advisor, of the allocations made pursuant to the Whitehall Transaction; (c) the advice of PaineWebber Incorporated, the financial advisor to the McNeil Partnerships, that the most favorable price for the McNeil Partnerships would likely be achieved by marketing the McNeil Partnerships, together with the assets of McNeil Partners and its affiliated entities, on an all-or-none basis; (d) the 15-month national bidding process conducted by PaineWebber; (e) the extensive negotiation of the Master Agreement with WXI/McN Realty, in which the Special Committee and its counsel and financial advisor participated actively; (f) the fairness opinions and opinions regarding allocation rendered by Stanger & Co.; and (g) the review of Stanger's opinions and the separate fairness opinions of Eastdil Realty Company, the Special Committee's independent financial advisor.

        The Special Committee then reviewed various aspects of the Increased Bond Offer which it had previously questioned, including (h) the fact that, despite repeated requests, Bond Purchase had not provided its financial statements to the Special Committee and to the Holders, which if available would permit the Holders to evaluate fully the financial condition of Bond Purchase in determining whether or not to retain their Units; (i) the fact that a general partner's financial statements are universally considered material relevant information to persons seeking to make an investment decision regarding a limited partner interest; (j) the fact that if the Holders do not approve the Whitehall Transaction (1) the Partnership's mortgage debt may be accelerated and a prepayment penalty may be payable; (2) the Partnership may be obligated to pay a break-up fee; (3) the Partnership would be obligated to pay substantial deferred management fees immediately and (4) the Partnership may have insufficient cash to fund all such obligations, in which event the value of the Units of Holders who do not tender to Bond Purchase may be diminished; (k) the fact that Bond Purchase may be obligated to expend substantial resources in connection with its tender offers for McNeil Midwest Properties, Hearth Hollow and Regency North as well as the Partnership; and (l) the statement by Bond Purchase in its January 28 letter that it had no plans with respect to Holders who wished to retain their Units, and the absence of any commitment with respect to Holders who for any reason did not or could not tender their Units to Bond Purchase, but who did not in fact wish to retain their Units.

        After careful consideration of the above-described factors, the Special Committee on Friday afternoon, January 28, 2000, determined that the Increased Bond Offer did not constitute a "Superior Acquisition Transaction" and therefore that it could not endorse the Improved Bond Offer. The Special Committee recommended to the Board of Directors that it reject the Improved Bond Offer and reaffirm its recommendation of the Whitehall Transaction, as revised to date. The Special Committee also stated that it would continue to monitor developments, and would evaluate any material changes which may occur prior to the special meeting of limited partners of the Partnership scheduled for February 2, 2000.

        On January 28, 2000, Bond Purchase filed with the Commission an amendment to its Schedule 14D-1 which was designated as Amendment No. 1 but which appears intended to be Amendment No. 2. The amendment included a copy of the press release and form of letter to Holders announcing the Improved Bond Offer, but did not include any financial statements of Bond Purchase.

        On January 31, 2000, the Board of Directors of McNeil Investors resolved that it had accepted the recommendation of the Special Committee and resolved to reject the Increased Bond Offer and reaffirm its recommendation that the Holders approve the Whitehall Transaction, as revised to date.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 is hereby amended and supplemented as follows:

        The information contained in Proxy Statement Supplement of the Partnership dated January 25, 2000, is incorporated herein by reference in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 is hereby amended and supplemented as follows:

        (a)(6) Press release dated January 29, 2000, issued by McNeil Partners and the Partnership

        (a)(7) Letter from Bond Purchase LLC dated January 28, 2000


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 29, 2000             McNEIL INVESTORS, INC.

                                    By:   /s/ Ron K. Taylor
                                    Name:  Ron K. Taylor
                                    Title: President


                                    McNEIL PARTNERS, L.P.

                                    By:  McNeil Investors, Inc.
                                    Its: General Partner

                                    By:   /s/ Ron K. Taylor
                                    Name: Ron K. Taylor
                                    Title: President



                               EXHIBIT INDEX


        (a)(6) Press release dated January 29, 2000, issued by McNeil Partners and the Partnership

        (a)(7) Letter from Bond Purchase LLC dated January 28, 2000